UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Q4 2025 Earnings Results

I. Performance in Q4 2025 – IFRS Consolidated Financial Data

Item				(Unit : KRW M)
	Q4 25	Q3 25	Q4 24	QoQ	YoY
A. Financial Performance
Revenues	7,200,850	6,956,978	7,832,872	4%	-8%
Operating Income	168,509	431,037	83,108	-61%	103%
Income before Tax	-371,595	29,881	-562,351	Turned to loss	34%
Net Income	-351,179	1,247	-839,118	Turned to loss	58%

II. IR Event of Q4 2025 Earnings Results

1. Provider of Information: IR Team

2. Participants: Domestic and International Institutional investors, Individuals,

Analysts, Media, etc.

3. Purpose: To present Q4’25 Earnings Results of LG Display

4. Date & Time: 02:00PM on January 28, 2026 (KST)

5. Venue & Method: Earnings release conference call in Korean/English

- Please refer to the website of LG Display Co., Ltd. at

www.lgdisplay.com/eng

6. Contact Information

1)
Head of IR:

Suk Heo, IR Team Leader (82-2-3777-1010)

2)
Main Contact for Disclosure-related Matters:

Jeehae Choi, IR Manager, IR Team (82-2-3777-1010)

3)
Relevant Team: IR Team (82-2-3777-1010)

III. Remark

i.
Please note that the presentation material for Earnings Results is accessible on the website of
LG Display Co., Ltd. at www.lgdisplay.com/eng
ii.
Please note that the financial data included are prepared on a consolidated IFRS basis.
iii.
Financial data for Q4’25 are unaudited. They are provided for the convenience of investors and can be subject to change.

Attached: Press Release

LG Display Reports 2025 Earnings Results

SEOUL, Korea (Jan. 28, 2026) – LG Display today reported unaudited earnings results based on consolidated K-IFRS (International Financial Reporting Standards) for the three-month period ending December 31, 2025.

1.
Revenues in the fourth quarter of 2025 increased by 4% to KRW 7,201billion from KRW 6,957 billion in the third quarter of 2025 and decreased by 8% from KRW 7,833billion in the fourth quarter of 2024.
2.
Operating profit in the fourth quarter of 2025 stood at KRW 169 billion. This compares with the operating profit of KRW 431 billion in the third quarter of 2025 and with the operating profit of KRW 83billion in the fourth quarter of 2024.
3.
EBITDA in the fourth quarter of 2025 was KRW 1,162 billion, compared with EBITDA of KRW 1,424 billion in the third quarter of 2025 and KRW 1,306 billion in the fourth quarter of 2024.
4.
Net loss in the fourth quarter of 2025 was KRW 351 billion, compared with the net profit of 1 billion in the third quarter of 2025 and with the net loss of KRW 839 billion in the fourth quarter of 2024.

LG Display achieved annual cumulative revenues of KRW 25.8 trillion and operating profit of KRW 517 billion, marking its first return to full-year profitability in four years.

After reducing its losses by approximately KRW 2 trillion in 2024 compared to 2023, the company delivered an additional performance improvement of around KRW 1 trillion in 2025. This reflects the results of LG Display’s ongoing efforts to advance its OLED-centric business structure, drive cost structure innovation, and enhance operational efficiency.

In particular, despite significant external uncertainties and heightened volatility in downstream markets, the company achieved a turnaround to operating profitability by increasing the proportion of OLED among revenues and vigorously pursuing improvements in its management fundamentals.

OLED products accounted for a record-high 61% of total revenues in 2025. The OLED revenue share has shown consistent growth, rising from 32% in 2020, to 40% in 2022, and 55% in 2024. In 2025, LG Display’s exit from the large-sized LCD business further accelerated its strategic shift from LCD to OLED.

TV panels accounted for 19% of annual revenues in 2025, while those for IT devices including monitors, laptops, and tablet PCs accounted for 37%. Panels for mobile and other devices accounted for 36% and automobile panels accounted for 8% of revenues.

In 2026, LG Display plans to leverage AX (AI transformation) to continuously enhance its technological and cost competitiveness, while further strengthening management and operational efficiency to build a stable and sustainable profit structure.

In its small- and mid-sized display business, the company aims to deliver sustained performance growth underpinned by differentiated technology leadership. In the mobile segment, it will efficiently utilize its enhanced technological and production capabilities to capture new demand, while progressing its future-readiness initiatives without disruption. In the IT segment, it will strengthen business competitiveness by continuing to reduce low-profit products and advance cost structure innovation, while serving premium customers with differentiated, technology-driven offerings.

With regard to its large-sized display business, LG Display will further expand its lineup of TV and Gaming OLED panels with enhanced differentiated value, strengthening its position in the premium market. Leveraging world-leading technology and product competitiveness, such as new OLED TV panels featuring Primary RGB Tandem 2.0 technology and a 27-inch Gaming OLED panel delivering the industry’s first 720Hz ultra-high refresh rate, the company will maximize performance through close collaboration with customers.

The company also plans to continuously maintain its competitive advantage and create customer value in its automotive display business, leveraging its market-leading position and differentiated product and technology portfolio.

“Although external uncertainties persisted in 2025, we were able to achieve a return to full-year profitability by focusing on advancing our business structure and enhancing operational efficiency,” said Sung-hyun Kim, CFO and Executive Vice President of LG Display. Kim added, “This year as well, the company will continue to focus on strengthening our transformation into a technology-driven company and building a sustainable profit structure to further expand our performance.”

# # #

Earnings Conference Call

LG Display will hold a bilingual conference call in English and Korean on January 28, 2026 starting at 2:00pm Korea Standard Time (KST) to announce the fourth quarter of 2025 earnings results. Investors can listen to the conference call via http://irsvc.teletogether.com/lgdisplay/lgdisplay2025Q4_eng.php

About LG Display

LG Display Co., Ltd. [NYSE: LPL, KRX: 034220] is the world’s leading innovator of display technologies, including thin-film transistor liquid crystal and OLED displays. The company manufactures display panels in a broad range of sizes and specifications primarily for use in TVs, notebook computers, desktop monitors, automobiles, and various other applications, including tablets and mobile devices. LG Display currently operates manufacturing facilities in Korea and China, and back-end assembly facilities in Korea, China, and Vietnam. The company has approximately 70,707 employees operating worldwide. For more news and information about LG Display, please visit www.lgdisplay.com.

Forward-Looking Statement Disclaimer

This press release contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Additional information as to factors that may cause actual results to differ materially from our forward-looking statements can be found in our filings with the United States Securities and Exchange Commission.

Investor Relations Contact:

Brian Heo, Head of Investor Relations

Email: ir@lgdisplay.com

Media Contact:

Joo Yeon Jennifer Ha, Team Leader, Global PR Team

Email: hjy05@lgdisplay.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: January 28, 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division